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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70502

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Netshares Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 Wilcrest Drive Suite 275
(No. and Street)

Houston	Texas	77042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Y. Lee — 347-247-9977
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Y. Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Netshares Financial Services, LLC, as of December 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

DANIEL CORONA CUELLAR
Notary Public, State of Texas
My Comm. Exp. 11-20-2022
ID No. 13180302-0

State of Texas
County of Harris
Subscribed and sworn to (or affirmed) before me on this 3rd day of Febuary, 2022 by David Lee proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public [signature]

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Netshares Financial Services, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Netshares Financial Services, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the period January 6, 2021 through December 31, 2021 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period January 6, 2021 through December 31, 2021, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2020.
Northridge, California
February 2, 2022

NETSHARES FINANCIAL SERVICES, LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	38,869
Total assets	$	38,869

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	12,800
Total liabilities		12,800
Member's equity		
Member's equity		26,069
Total member's equity		26,069
Total liabilities and member's equity	$	38,869

The accompanying notes are an integral part of these financial statements.

NETSHARES FINANCIAL SERVICES, LLC
Statement of Operations
For the Period January 6, 2021 through December 31, 2021

Revenues	$ -
Expenses	
Occupancy	12,000
Professional fees	86,972
Other operating expenses	8,913
Total expenses	107,885
Net income (loss) before income tax provision	(107,885)
Income tax provision	-
Net income (loss)	$ (107,885)

The accompanying notes are an integral part of these financial statements.

NETSHARES FINANCIAL SERVICES, LLC

Statement of Changes in Member's Equity

For the Period January 6, 2021 through December 31, 2021

		Member's Equity
Balance at January 6, 2021	$	48,954
Capital Contributions		85,000
Net income (loss)		(107,885)
Balance at December 31, 2021	$	26,069

The accompanying notes are an integral part of these financial statements.

NETSHARES FINANCIAL SERVICES, LLC

Statement of Cash Flows

For the Period January 6, 2021 through December 31, 2021

Cash flow from operating activities:		
Net income (loss)		$ (107,885)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Increase (decrease) in liabilities:		
Accounts Payable	12,800	
Total adjustments		12,800
Net cash provided by (used in) operating activities		(95,085)
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Capital contributions	85,000	
Net cash provided by (used in) in financing activities		85,000
Net increase (decrease) in cash		(10,085)
Cash at January 6, 2021		48,954
Cash at end of year		$ 38,869

Supplemental disclosure of cash flow information:

Cash paid during the period January 6, 2021 through December 31, 2021	
Interest	$ -
Income taxes	$ -

1. Organization and Summary of Significant Accounting Policies

Description of Business

Netshares Financial Services, LLC(the "Company") was formed as a Limited Liability Company on September 10, 2019 in the State of Delaware. The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker/dealer pursuant to Section 15 (b) of the Securities Exchange Act of 1934. On January 6, 2021 the Company became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and commenced operations. The Company is subject to various governmental rules and regulations, including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Netshares, LLC (the "Parent"). The Company's primary business consists of offering intermediary marketing and placement services as agent, as well as private placements of securities. The company is a member of the Securities Investor Protection Corporation (SIPC).

Cash

Cash consists of cash in deposit accounts that the Company maintains at one institution, which at times may exceed federally insured limits. Accounts at the institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company has not experienced any losses in such accounts. At December 31, 2021, the Company's cash balance did not exceed the FDIC insured limit.

Basis of Presentation

The financial statements of the company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company receives two types of revenue under an advisory contract: non-refundable monthly retainer fees and a transaction success fee. For each contract, the Company assesses whether non-refundable monthly retainer fees are a separate deliverable based on the performance obligations or part of a single deliverable that results in a transaction success fee being earned. In order to make this determination, the Company assesses the services being provided upon engagement as specified in the contract, the ability for the client to consume and benefit from the services prior to a transaction and whether the monthly retainer fees are insignificant in relation to the overall fee the Company would receive upon a completed transaction, among other considerations. If the Company determines that the non-refundable monthly retainer fees are a separate deliverable, the revenue is recognized monthly as services are provided and deferred when the earnings process is not yet completed, per the terms of the contract. If the Company determines that

the non-refundable monthly retainer fees and transaction success fee are a single deliverable, the Company defers the revenue until the fee is earned or the contract is otherwise complete. Transaction fees stemming from a qualified transaction are considered variable consideration and accordingly are recognized when related transaction is complete, the amount of the fee is known, and collection is reasonably assured. There were no open contracts for the year ended December 31, 2021.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Accordingly, actual amounts may differ from estimated amounts.

Income Taxes

The Company, with the consent of its Member, has elected to be a Texas Limited Liability Company. For tax purposes, the Company is treated as a S Corporation. Therefore, in lieu of business income taxes imposed on the Company, its Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal income taxes is included in these financial statements. The State of Texas has similar regulations, although there is a provision for a gross receipts tax and a tax rate of .75%

Lease Standards

The Company is not subject to ASC 842 under the short-term exemption.

2. Related Party Transactions

The Company is party to an expense sharing agreement an affiliate under common ownership of the sole member of the parent for occupancy. For the year ended December 31, 2021 $12,000 has been accrued.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. During the Company's first 12 months in operation, said ratio shall not exceed 8 to 1. At December 31, 2021 the Company had net capital of $26,069 which was $21,069 in excess of its required net capital of $5,000. The Company's net capital ratio was .49 to 1.

4. Litigation

In the normal course of business, the Company may be a party to litigation and regulatory matters. As of December 31, 2021, the Company was not involved in any litigation.

5. Operating Losses and Capital Contributions

While the Company has generated revenues, it has losses from operations. The Parent contributes capital, as necessary, so that the Company can meet its financial obligations. The Parent has currently evaluated the Company's ability to meet its obligations and has assessed that the Company will have sufficient cash to meet its obligations over the next year.

6. Contingencies

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

7. Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

8. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NETSHARES FINANCIAL SERVICES, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to SEC Rule 15c3-1
As of December 31, 2021

Computation of net capital				
Member's equity	$	26,069		
Total member's equity			$	26,069
Net Capital				26,069
Computation of net capital requirements				
Minimum net capital requirements				
12 1/2 percent of net aggregate indebtedness	$	1,600		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				(5,000)
Excess net capital			$	21,069
Ratio of aggregate indebtedness to net capital (.49 to 1)				0.49

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 Part IIA report dated December 31, 2021.

NETSHARES FINANCIAL SERVICES, LLC

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC SEC Rule 15c3-3
As of December 31, 2021

The Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as private placements and due M&A transactions. Accordingly, there are no items to report under the requirements of this Rule.

Netshares Financial Services, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Member of Netshares Financial Services, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which Netshares Financial Services, LLC claimed: it is not subject to SEA Rule 15c3-3 as a non-covered firm because its business activities are performing private placements and M&A transactions. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Netshares Financial Services, LLC did not identify any exceptions with their status throughout the period January 6, 2021 through December 31, 2021. Netshares Financial Services, LLC's management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Netshares Financial Services, LLC's compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the business activities of Netshares Financial Services, LLC

Alvarez & Associates, Inc.

Northridge, California
February 2, 2022

Assertions Regarding Exemption Provisions

We, as members of management of NETSHARES FINANCIAL SERVICES, LLC("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act (SEA) of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing private placements and M & A transactions. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent period January 6, 2021 through December 31, 2021.

Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

The Company did not identify any exceptions to the above throughout the period January 6, 2021 through December 31, 2021.

Netshares Financial Services LLC

By: David Lee

February 2, 2022

To the Directors and Equity Owners of
Netshares Financial Services, LLC
Houston, TX

We have audited the financial statements of Netshares Financial Services, LLC (The Company) as of and for the year ended December 31, 2021, and have issued our report thereon dated February 2, 2022. Professional standards require that we advise you of the following matters relating to our audit.

Our Responsibility in Relation to the Financial Statement Audit
As we previously communicated to you in our engagement letter, our responsibility, as described by professional standards, is to form and express an opinion about whether the financial statements that have been prepared by management with your oversight are presented fairly, in all material respects, in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Our audit of the financial statements does not relieve you or management of its respective responsibilities.

Our responsibility, as prescribed by professional standards, is to plan and perform our audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, as part of our audit, we considered the internal control of the Company solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

We are also responsible for communicating significant matters related to the audit that are, in our professional judgment, relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

Planned Scope and Timing of the Audit
We conducted our audit consistent with the planned scope and timing we previously communicated to you.

Compliance with All Ethics Requirements Regarding Independence
The engagement team, others in our firm, as appropriate, and our firm, have complied with all relevant ethical requirements regarding independence.

Significant and Critical Accounting Policies and Practices
Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted

accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during the year. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Netshares Financial Services, LLC are included in Note 1 to the financial statements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. There were no critical accounting estimates affecting the financial statements that were necessary to disclose.

Significant Unusual Transactions

For purposes of this letter, professional standards define significant unusual transactions as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Internal Control Issues

During the course of our audit work we encountered no significant control deficiencies in your system of internal control

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted that the Company did have transactions with related parties. Details of those transactions are included in the footnotes to the financial statements.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. During the course of the audit we encountered no instances of inappropriate accounting policies or practices and no indication of any bias in management's judgments about the amounts and disclosures in the financial statements.

Uncorrected and Corrected Misstatements
Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. If applicable, we have included in the reporting package that accompanies this letter, a schedule summarizing the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Identified or Suspected Fraud
We received no communication or obtained information that indicates fraud may have occurred.

Exceptions to Exemption Provisions
In connection with our review of the Company's exemption report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management
For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit
We encountered no significant difficulties in dealing with management in performing and completing our audit.

Representations Requested from Management
We have requested and received certain written representations from management as of the audit report date.

Management's Consultations with Other Accountants
In some cases, management may decide to consult with other accountants about auditing and accounting matters. Management informed us that, and to our knowledge, there were no consultations with other accountants regarding auditing and accounting matters.

Other Significant Matters, Findings or Issues
Our responsibility also includes communication to you other findings or issues, if any, arising from the audit that are, in our professional judgment, significant and relevant to those charged with

governance regarding their oversight of the financial reporting process, including matters identified with respect to related party entities. We have no other matters, findings or issues to communicate.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, Auditing Supplemental Information Accompanying Audited Financial Statements. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This communication is intended solely for the use of the Board of Directors and/or management of Netshares Financial Services, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Sincerely,

Vicente M. Alvarez, CPA
Managing Partner

K:\Word Perfect Files\Broker Dealer Audits\December 31, 2018\Engagement Letter Templates\Exit Letter (W1301).docx

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

February 2, 2022

To the Directors and Equity Owners of
Netshares Financial Services, LLC
Houston, TX

We have audited the financial statements of Netshares Financial Services, LLC (The Company) as of and for the year ended December 31, 2021, and have issued our report thereon dated February 2, 2022. Professional standards require that we advise you of the following matters relating to our audit.

Our Responsibility in Relation to the Financial Statement Audit

As we previously communicated to you in our engagement letter, our responsibility, as described by professional standards, is to form and express an opinion about whether the financial statements that have been prepared by management with your oversight are presented fairly, in all material respects, in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Our audit of the financial statements does not relieve you or management of its respective responsibilities.

Our responsibility, as prescribed by professional standards, is to plan and perform our audit to obtain reasonable, rather than absolute, assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, as part of our audit, we considered the internal control of the Company solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

We are also responsible for communicating significant matters related to the audit that are, in our professional judgment, relevant to your responsibilities in overseeing the financial reporting process. However, we are not required to design procedures for the purpose of identifying other matters to communicate to you.

Planned Scope and Timing of the Audit

We conducted our audit consistent with the planned scope and timing we previously communicated to you.

Compliance with All Ethics Requirements Regarding Independence

The engagement team, others in our firm, as appropriate, and our firm, have complied with all relevant ethical requirements regarding independence.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted

accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during the year. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Netshares Financial Services, LLC are included in Note 1 to the financial statements.

Critical Accounting Estimates
Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. There were no critical accounting estimates affecting the financial statements that were necessary to disclose.

Significant Unusual Transactions
For purposes of this letter, professional standards define significant unusual transactions as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Internal Control Issues
During the course of our audit work we encountered no significant control deficiencies in your system of internal control

Related-party Relationships and Transactions
As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted that the Company did have transactions with related parties. Details of those transactions are included in the footnotes to the financial statements.

Quality of the Company's Financial Reporting
Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. During the course of the audit we encountered no instances of inappropriate accounting policies or practices and no indication of any bias in management's judgments about the amounts and disclosures in the financial statements.

Uncorrected and Corrected Misstatements
Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. If applicable, we have included in the reporting package that accompanies this letter, a schedule summarizing the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Identified or Suspected Fraud
We received no communication or obtained information that indicates fraud may have occurred.

Exceptions to Exemption Provisions
In connection with our review of the Company's exemption report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management
For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit
We encountered no significant difficulties in dealing with management in performing and completing our audit.

Representations Requested from Management
We have requested and received certain written representations from management as of the audit report date.

Management's Consultations with Other Accountants
In some cases, management may decide to consult with other accountants about auditing and accounting matters. Management informed us that, and to our knowledge, there were no consultations with other accountants regarding auditing and accounting matters.

Other Significant Matters, Findings or Issues
Our responsibility also includes communication to you other findings or issues, if any, arising from the audit that are, in our professional judgment, significant and relevant to those charged with

governance regarding their oversight of the financial reporting process, including matters identified with respect to related party entities. We have no other matters, findings or issues to communicate.

Supplemental Information
Based on the regulatory requirements of SEC Rule 17a-5, the Company presents that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, Auditing Supplemental Information Accompanying Audited Financial Statements. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This communication is intended solely for the use of the Board of Directors and/or management of Netshares Financial Services, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Sincerely,

Vicente M. Alvarez, CPA
Managing Partner

K:\Word Perfect Files\Broker Dealer Audits\December 31, 2018\Engagement Letter Templates\Exit Letter (W1301).docx

NETSHARES FINANCIAL SERVICES, LLC

REPORT PURSUANT TO RULE 17A-5(d)

FINANCIAL STATEMENTS

FOR THE PERIOD JANUARY 6, 2021 THROGUH DECEMBER 31, 2021